Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001

T 202.778.6400 F 202.778.6460

schiffhardin.com

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

December 7, 2020

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: T. Buchmiller, Attorney

Re:	GBS Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed November 16, 2020
File No. 333-232557

Dear Mr. Buchmiller:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 24, 2020 with respect to the Company’s Registration Statement on Form S-1/A (the “Original Filing”), filed on November 16, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised and amended registration statement (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Recent Developments, page 1

1.	We note your disclosure that on May 1, 2020, your parent company, Life Science Biosensor Diagnostics Pty Ltd, filed a submission with the FDA for the Saliva Glucose Biosensor Diagnostic Test. Given the passage of time, please update your disclosure to indicate the status of your submission.

Response:            Following the Company’s 513(g) submission to the FDA (dated May 1, 2020), the FDA staff determined that the Company was eligible to pursue the De Novo application pathway for the Saliva Glucose Biosensor Diagnostic Test and appointed an Acting Branch Chief from the Diabetes Diagnostic Devices Branch as the contact person for the matter. The Company has commenced planning discussions with the FDA Office of In Vitro Diagnostics and Radiological Health and the Office of Product Evaluation and Quality pertaining to the clinical development and study plan of the Saliva Glucose Biosensor. LSBD has completed the supplier evaluation process and identified a suitable partner to implement the clinical plan once approved by the FDA. The Amended Filing disclosures have been updated to reflect the foregoing on page 1.

Description of Our Securities, page 96

2.	We note your revised disclosure that your amended and restated certificate of incorporation authorizes you to issue 100 million shares of common stock and 10 million shares of preferred stock. Please file an amended certificate of incorporation that reflects these authorized shares or revise your disclosure as appropriate.

Response:            The amendment to the Company’s Certificate of Incorporation reflecting the foregoing change has been filed as an exhibit to the Amended Filing.

General

3.	Please include all non-430A information in your next amendment. We note, for example, the blank in “Common stock outstanding after this offering” on page 10.

Response:            The updates responsive to the above comment have been made in the Amended Filing.

**************

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Harry Simeonidis, CEO and President